[redacted]

09058377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARTWELL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE-40TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DE LANDE LONG 212-707-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 W 28TH ST, STE 7A.,	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 10 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN DE LANDE LONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARTWELL ADVISORS LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLAINE SAINT HILAIRE
NOTARY PUBLIC, State of New York
No. 01SA6153262
Qualified in New York County
Commission Expires October 2, 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations
- ☑ (d) Statement of Changes in Member's Equity
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chartwell Advisors LLC
Report on Audit of Financial Statements
And Supplemental Information
Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-67241

For the Year Ended December 31, 2008

Chartwell Advisors LLC

Table of Contents
For the Period Ended December 31, 2008

RICH AND BANDER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditor's Report

To the sole member of
Chartwell Advisors LLC
New York, NY

We have audited the accompanying statement of financial condition of Chartwell Advisors LLC as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartwell Advisors LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, New York
February 18, 2008

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
Tel: (646) 843-9913 Fax: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Chartwell Advisors LLC

Balance Sheet
December 31, 2008

ASSETS

Current Assets	
Cash and cash equivalents	$ 11,208
Accrued fees receivable	14,383
Total Current assets	25,591
Deposits	305
Total Assets	$ 25,896

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accrued liabilities	$ 3,300
Total liabilities	3,300
Member's equity	22,596
Total liabilities and member's equity	$ 25,896

Chartwell Advisors LLC

Income Statement
For the Period Ended December 31, 2008

Revenue	
Fees	$ 120,954
Expenses	
Auditing fees	3,300
Professional fees	2,369
Insurance	655
Office supplies and expense	6,000
Regulatory and compliance	1701
Total expenses	14,025
Income from operations	106,929
Net income	$ 106,929

See the accompanying notes to the financial statements.

Chartwell Advisors LLC

Statement of Changes Member's Equity
For the Period Ended December 31, 2008

Member's Equity - January 1, 2008	$	133,141
Member contributions		4,000
Member distributions		(221,474)
Net Income		106,929
Member's Equity - December 31, 2008	$	22,596

See the accompanying notes to the financial statements.

Chartwell Advisors LLC

Statement of Cash Flows
For the Period Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 106,929
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Accrued fees receivable	109,380
Accrued liabilities	(700)
Net cash flows provided by operating activities	215,609
Cash flows from investing activities:	
Deposits	370
Net cash used in investing activities	370
Cash flows from financing activities:	
Member contributions	4,000
Member distributions	(221,474)
Net cash used in financing activities	(217,474)
Net decrease in cash and cash equivalents	(1,495)
Cash and cash equivalents - beginning of period	12,703
Cash and cash equivalents - end of period	$ 11,208
Supplemental cash flows disclosures	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See the accompanying notes to the financial statements.

Chartwell Advisors LLC
Notes to Financial Statements
December 31, 2008

Note 1 – Organization and Nature of Business

Chartwell Advisors LLC (Chartwell), a single member limited liability company, was formed on January 3, 2006 in the State of Delaware. Chartwell is a broker-dealer registered with the Securities and Exchange Commission on February 14, 2006 and became a member of the Financial Industry Regulatory Authority ("FINRA") on July 20, 2006. Chartwell introduces high net worth and accredited individuals, as well as institutional clientele seeking investments mainly to pooled investment vehicles.

Note 2 – Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

As of December 31, 2008, the carrying amounts of cash, fees receivable and accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

(d) Revenue Recognition

Management and performance fees are recognized when earned.

(e) Cash and Cash Equivalents

Cash and cash equivalents are short-term and highly liquid instruments with maturity dates of three months or less when purchased.

(f) Income Taxes

Chartwell is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

(g) Capital Contribution

The member has made capital contribution to Chartwell. No additional capital contributions shall be required of the member unless required to maintain minimum net capital requirements. Net income and net losses in respect of each fiscal year of Chartwell shall be allocated to the member. The member shall have no liability or obligation for any debts, liabilities or obligations of Chartwell beyond the member's respective capital contribution.

Note 3 – Performance Fees

Recognition of performance fees is governed by agreement with fund managers. Performance fees for 2008 were based on the annual appreciation of the funds held at year-end and were recognized at year-end.

Note 4- Related Party Transactions

The sole member provides rent and services to Chartwell at a fixed rate of $500 per month. For the year ended December 31, 2008 Chartwell paid the sole member $6,000 for rent and services.

Note 5 - Net Capital Requirements

Chartwell is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2008, Chartwell had net capital of $ 7,908; which was $2,908 in excess of its required minimum net capital of $5,000. Chartwell's net capital ratio was .42 to 1.

Note 6 – Concentration of Risk

Chartwell received fees from several entities of which the two largest contributed approximately 62 % and 19%, respectively.

Chartwell Advisors LLC
Supplemental Information
Required by Rule 17a-5 of
The Securities Exchange Act of 1934
As of December 31, 2008

Chartwell Advisors LLC

Supplemental Information
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
For the Period Ended December 31, 2008

Total member's equity		$ 22,596
Non-allowable assets, deductions and charges:		
Accrued fees receivable	$ (14,383)	
Deposits	(305)	
Sub-total of deductions and/or charges	$ (14,688)	
Total non-allowable assets, deductions and charges		(14,688)
Net capital		7,908
Aggregate Indebtedness		
Accrued liabilities		3,300
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital		$ 2,908
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)		7,578
Percentage of aggregate indebtedness to net capital		42%
Ratio of aggregate indebtedness to net capital		.42 to 1
Reconciliation with Company's Computation:		
Net Capital Under Company's computation		$ 7,908
Audit Adjustment		-
Net Capital Per Audited Report		$ 7,908

See accompanying notes to the financial statements.

Chartwell Advisors LLC

Supplemental Information
Schedule II - Statement of Non-Allowable Assets
For the Period Ended December 31, 2008

Statement of non-allowable assets:		
Accrued fees receivable	$	14,383
Deposits		305
Total	$	14,688

See the accompanying notes to the financial statements.

Chartwell Advisors LLC

Supplemental Information
Schedule III - Computation of Determination of the Reserve Requirements
Under SEC Rule 15c3-3
For the Period Ended December 31, 2008

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Chartwell Advisors LLC

Supplemental Information
Schedule IV - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
For the Period Ended December 31, 2008

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the sole member
Chartwell Advisors LLC
New York, NY

In planning and performing our audit of the financial statements of Chartwell Advisors LLC (the "Company") for the period ended December 31, 2008 (on which we issued our report dated February 18, 2008), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
Tel: (646) 843-9913 Fax: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, New York
February 18, 2008

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
Tel: (646) 843-9913 Fax: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

END